UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-50231

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form l0-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable

PART I

REGISTRANT INFORMATION

Full name of registrant: Federal National Mortgage Association

Former name if applicable: Not Applicable

Address of principal executive office (Street and number): 3900 Wisconsin Avenue, NW

City, state and zip code: Washington, D.C. 20016

PART II

RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

     Fannie Mae (formally, the Federal National Mortgage Association) has determined that it will not be able to file its Form 10-K for the year ended December 31, 2004 by the March 16, 2005 due date or by March 31, 2005 and, accordingly, Fannie Mae is not requesting the fifteen-day extension permitted by the rules of the Securities and Exchange Commission.

     Fannie Mae is not able to file a timely Form 10-K because Fannie Mae has not completed its financial statements for 2004. Also, as previously announced, Fannie Mae has determined that its previously filed interim and audited financial statements for the periods from January 2001 through the second quarter of 2004 must be restated and should no longer be relied upon.

     The Office of Federal Housing Enterprise Oversight (“OFHEO”) on September 20, 2004 delivered to the Board of Directors of Fannie Mae a report of its findings to date of the agency’s special examination of Fannie Mae’s accounting policies and practices. The OFHEO report raised questions about Fannie Mae’s application of Financial Accounting Standard No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (“FAS 91”) and Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). Fannie Mae requested the SEC’s Office of the Chief Accountant (“OCA”) to review Fannie Mae’s accounting practices with respect to FAS 91 and FAS 133. On September 27, 2004, Fannie Mae entered into an agreement with OFHEO to take a series of steps with respect to its accounting, capital, organization and staffing, compensation, and governance and internal controls. On September 29, 2004, the company filed a current report on Form 8-K with the SEC that includes a copy of the agreement.

     On December 15, 2004, OCA delivered to Fannie Mae its views on Fannie Mae’s accounting under FAS 91 and FAS 133. In a statement issued on December 15, 2004, the OCA wrote, “Our review indicates that during the period under our review, from 2001 to mid-2004, Fannie Mae’s accounting practices did not comply in material respects with the accounting requirements” of FAS 91 and FAS 133. The OCA advised Fannie Mae that it should restate its financial statements filed with the SEC to eliminate the use of hedge accounting, evaluate the accounting under FAS 91 and restate its financial statements filed with the SEC if the amounts required for correction are material, and reevaluate the information prepared under generally accepted accounting principles (“GAAP”) and non-GAAP information that Fannie Mae previously provided to investors, particularly in view of the decision that hedge accounting is not appropriate. On December 16, 2004, the company filed a current report on Form 8-K with the SEC that includes a copy of the statement.

     As a result of the SEC’s conclusions, Fannie Mae will restate its financial results from January 1, 2001 through June 30, 2004 to comply fully with the SEC’s determination. In addition, on December 17, 2004, the Audit Committee of Fannie Mae’s Board of Directors concluded that

Fannie Mae’s previously filed interim and audited financial statements and the independent auditor’s reports thereon for the periods from January 2001 through the second quarter of 2004 should no longer be relied upon because such financial statements were prepared applying accounting practices that did not comply with GAAP. Fannie Mae has not yet filed its quarterly report on Form 10-Q for the quarter ended September 30, 2004. The financial information regarding the company’s anticipated results of operations for the quarter ended September 30, 2004 that was contained in the Form 12b-25 the company filed on November 15, 2004 and in a Form 8-K filed on November 16, 2004 was prepared applying the same policies and practices, and, accordingly, should not be relied upon.

     On February 23, 2005, Fannie Mae announced and reported on a Form 8-K that OFHEO notified Fannie Mae’s Board of Directors and management of additional accounting and internal control issues and questions the agency identified in its ongoing special examination, and directed that these matters be included in the internal reviews being conducted by Fannie Mae’s Board of Directors and management and reviewed by the company’s external auditor. OFHEO indicated that it has not completed its review of all aspects of these issues, but has identified policies that it believes appear to be inconsistent with generally accepted accounting principles as well as internal control deficiencies that it believes raise safety and soundness concerns. The issues and questions pertain to the following areas: securities accounting, loan accounting, consolidations, accounting for commitments, and practices to smooth certain income and expense amounts. OFHEO also raised concerns regarding journal entry controls, systems limitations, and database modifications, as well as new developments relating to FAS 91. On March 7, 2005, Fannie Mae and OFHEO entered into a supplement to the September 27, 2004 agreement. The supplemental agreement was meant to address issues that arose after September 27, 2004, including concerns at OFHEO with internal controls and resolution of other organizational problems, determinations by the SEC, public filings by Fannie Mae, reclassification of the capital position of Fannie Mae and actions taken by Fannie Mae’s Board of Directors. On March 11, 2005, the company filed a current report on Form 8-K with the SEC that includes a copy of the supplemental agreement.

     The additional issues identified by OFHEO include matters under the following accounting standards:

•	Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115”).

•	Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”).

•	Financial Accounting Standard No. 65, Accounting for Certain Mortgage Banking Activities (“FAS 65”).

•	Financial Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”).

•	Financial Accounting Standard No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”).

•	Financial Accounting Standard No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (“FAS 91”).

     Fannie Mae’s Board of Directors and management are addressing the issues and questions raised by OFHEO. In addition, the Board designated its Special Review Committee to review the findings of OFHEO’s September 2004 special examination report and to conduct the reviews contemplated by the September 27, 2004 agreement. The review, led by former Senator Warren Rudman of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison, is focused on: accounting issues, including accounting policies procedures and controls regarding FAS 91 and FAS 133; organization, structure and governance, including board oversight and management responsibilities and resources; and executive compensation. Paul, Weiss’ work continues as it examines these areas and other issues that may arise in the course of its review, reporting regularly to the Board. Fannie Mae will report to OFHEO regarding each of these issues, and will continue to work with OFHEO to resolve these matters as part of the company’s ongoing internal reviews and its restatement process.

     In light of the foregoing, management has initiated a comprehensive review of accounting routines and controls, the financial reporting process and the application of generally accepted accounting principles, which will include the issues OFHEO has identified described in this notice, as well as issues identified by management and/or Deloitte & Touche. Management, working with accounting consultants, will develop a view on these issues, which then will be reviewed with the Audit Committee, Deloitte & Touche, and OFHEO. Upon conclusion of the issue review, the financial statements will be restated where necessary and submitted to Deloitte & Touche for review as part of its audit. The company is committed to informing OFHEO, Paul, Weiss, and Deloitte & Touche of its work on these matters, including the company’s approach to completing the restatement, realigning financial control and audit functions and overhauling reporting systems. The company intends to provide periodic updates to the SEC and the New York Stock Exchange of its progress on the restatement.

     The information provided in this notice and the attached explanation includes forward-looking statements, including statements regarding the restatement of Fannie Mae’s financial statements for prior periods and the impact thereof. Statements that are not historical facts, including statements about Fannie Mae’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the company’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of such factors include, but are not limited to, the timing and nature of the final resolution of the accounting issues discussed in this notice and those raised by OFHEO in the course of its special examination discussed in this notice, and the outcome of the review being conducted by independent counsel on behalf of the company’s Board of Directors.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott Lesmes	(202)	752-7000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☒ No

     Fannie Mae has not yet filed a quarterly report on Form 10-Q for the period ended September 30, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

     Please see attached explanation.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Federal National Mortgage Association ———————————————————— (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By: /s/ Robert Levin

Name: Robert Levin
Title: Executive Vice President and Interim Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25

     Fannie Mae is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing this explanation regarding whether the results of operations it expects to report for 2004 will reflect significant changes from results of operations for 2003. Because of the restatement and re-audit process described above, Fannie Mae is unable to provide a reasonable estimate of either its 2004 results of operations or its 2003 results of operations. Accordingly, Fannie Mae cannot at this time estimate what significant changes will be reflected in its 2004 results of operations from its 2003 results of operations. Discussed below are certain items that may significantly impact the results of operations for 2004 and restated results of operations for 2003 (and 2002 and 2001) that Fannie Mae ultimately reports.

     FAS 133 and FAS 91. The SEC has determined that Fannie Mae’s accounting practices did not comply in material respects with the accounting requirements of FAS 133 and FAS 91. As a result of the SEC’s findings, Fannie Mae will restate its financial results from 2001 through June 30, 2004.

     In its Form 12b-25 filed with the SEC on November 15, 2004, Fannie Mae estimated that a loss of hedge accounting under FAS 133 for its derivatives (other than mortgage commitments, which are discussed below) could result in recording into earnings a net cumulative after-tax loss of approximately $9.0 billion as of September 30, 2004. Fannie Mae estimates that, as of December 31, 2004, this net cumulative after-tax loss was approximately $8.4 billion. Fannie Mae’s restated financial statements also will reflect corrections as a result of the company’s misapplication of FAS 91 for periods from January 2001 through the second quarter of 2004. Fannie Mae is working to determine the effect of the misapplications of FAS 133 and FAS 91, including the effect on each prior reporting period. The company expects that the impact will be material to Fannie Mae’s reported GAAP and core business results for many, if not all, periods and will vary substantially from period to period based on the amount and types of derivatives held and fluctuations in interest rates and volatility.

     Issues raised by OFHEO announced on February 23, 2005; Other accounting matters. Fannie Mae announced on February 23, 2005 that OFHEO notified the company’s Board of Directors and management of additional accounting matters the agency identified in its ongoing special examination. A list of these matters appears in Part III of this notice and additional discussion regarding these matters is contained in the current report on Form 8-K Fannie Mae filed on that date. Of these issues, the application of FAS 149 has the most significant potential impact on Fannie Mae’s results of operations for 2004 compared to 2003. Under FAS 149, Fannie Mae accounts for certain purchase and sell commitments of mortgage-related assets as derivatives. Fannie Mae applies cash flow hedge accounting to certain of these transactions, which results in deferring the gain or loss on the commitment in accumulated other comprehensive income, or AOCI, and amortizing it over the life of the hedged item. If Fannie Mae does not qualify for hedge accounting for mortgage commitments accounted for as derivatives since its July 1, 2003 adoption of FAS 149, the company estimates that it would be required to record in earnings a net cumulative after-tax loss related to these commitments of approximately $2.4 billion as of December 31, 2004. (This estimate would have been approximately $2.8 billion as of June 30, 2004, the date of information in the last interim balance sheet Fannie Mae filed with the SEC.)

     As discussed above, management has initiated a comprehensive review of accounting routines and controls, the financial reporting process and the application of generally accepted accounting principles, including those identified by OFHEO announced on February 23, 2005. As issues raised by OFHEO’s ongoing special examination or management’s review are resolved by management, they will be reviewed with the Audit Committee of Fannie Mae’s Board of Directors, Deloitte & Touche, OFHEO and Paul, Weiss. Upon conclusion of the issue review, the financial statements will be restated where necessary and submitted to Deloitte & Touche for review as part of its audit.

     To the extent that it is determined that Fannie Mae misapplied additional accounting principles, the impact may be significant to Fannie Mae’s financial position or the results of operations for 2004 and restated results of operations for prior periods that Fannie Mae ultimately reports. Because Fannie Mae is still in the early stages of this process, which began in December 2004, Fannie Mae is unable to reasonably estimate the effect of these issues on its reported results of operations for purposes of this Form 12b-25.